                                                                      EXHIBIT 11

                             HERMAN MILLER, INC.
                  COMPUTATIONS OF EARNINGS PER COMMON SHARE
                 (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)
                                 (UNAUDITED)



                                   Three Months Ended       Nine Months Ended
                                 ----------------------  ----------------------
                                   March 2,    March 4,   March 2,       March 4,
                                    1996        1995       1996(1)        1995(2)
                                 ----------  ----------  ---------      ----------
 NET INCOME APPLICABLE
  TO COMMON SHARES                  $11,900      $4,259  $   28,869(3) $   13,639(4)
                                 ==========  ==========  ==========    ==========

 Weighted Average Common
  Shares Outstanding             25,220,460  24,774,316  25,053,721    24,693,824

 Net Common Shares
  Issuable Upon Exercise
  of Certain Stock Options          175,003      62,327     119,983        87,674
                                 ----------  ----------  ----------    ----------

 WEIGHTED AVERAGE COMMON SHARES
  OUTSTANDING AS ADJUSTED        25,395,463  24,836,642  25,173,703    24,781,498
                                 ==========  ==========  ==========    ==========

 NET INCOME PER SHARE                  $.47        $.17       $1.15          $.55
                                 ==========  ==========  ==========    ==========


(1)  Represents 39 weeks
(2)  Represents 40 weeks
(3) Litigation settlement charges were taken in the second quarter ended December 2, 1995. These charges had the effect of reducing net income by $10.6 million and earnings per share by $.42.
(4) Restructuring charges were taken in the second quarter ended December 3, 1994. These charges had the effect of reducing net income by $9.6 million and earnings per share by $.39.




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